NEWS RELEASE

BROOKFIELD PROPERTIES REPORTS STRONG
FULL-YEAR 2009 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, February 5, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the year ended December 31, 2009 was $317 million or $0.72 per diluted share, compared with $221 million on a comparative basis with last year excluding a one-time gain of $479 million associated with the conversion of the company’s U.S. properties held outside the U.S. Fund to a REIT. In 2008, including this item, total net income was $700 million or $1.77 per diluted share. Net income for the three months ended December 31, 2009 totaled $181 million or $0.35 per diluted share, compared to a loss of $21 million on a comparative basis excluding the one-time tax gain. Including this item, total net income was $458 million or $1.16 per diluted share during the same period in 2008.

Funds from operations (“FFO”) for the year ended December 31, 2009 was $648 million or $1.48 per diluted share, compared to $626 million or $1.59 per share in 2008. FFO for the three months ended December 31, 2009 was $222 million or $0.43 per diluted share, compared with $191 million or $0.49 per diluted share during the same period in 2008.

Commercial property net operating income for the year was $1,322 million, compared to $1,308 million in 2008. Commercial property net operating income for the fourth quarter of 2009 was $338 million, compared with $317 million during the fourth quarter of 2008.

Residential operating income for the year was $114 million compared to $144 million in 2008.  The fourth quarter of 2009 generated $74 million of residential income compared to $46 million in the fourth quarter of 2008, as the Canadian housing markets rebounded exceptionally well from a slow early 2009.

The current quarter includes a one-time gain of $50 million on asset sales and joint ventures in Washington, DC. In addition to the tax gain referenced above, the prior period also included a net impairment loss of $140 million taken on the company’s assets in Minneapolis.

During 2009, Brookfield Properties leased 4.6 million square feet of space in its managed portfolio at an average net rent of $21 per square foot, which represents a 24% improvement versus the average expiring net rent of $17 per square foot. Additionally, the company has improved its three-year lease rollover exposure by 330 basis points since the start of the year. Brookfield’s managed portfolio occupancy rate finished the year at 95.0%.

HIGHLIGHTS OF THE FOURTH QUARTER

Increased the corporate revolving credit facility to $438 million from $413 million subsequent to the fourth quarter and from $388 million since the beginning of the year. Brookfield Properties total liquidity stands at $2 billion, representing cash and cash equivalents and available credit.

Leased 1.4 million square feet of space in the company’s managed portfolio. Renewals represent 55% of the total with new leases representing the remainder. Fourth quarter leasing highlights include:

Washington, DC – 437,000 square feet
•	A 10-year, 167,000-square-foot new lease with the Internal Revenue Service at 77 K Street
•	A 15-year, 54,000-square-foot new lease with The Louis Berger Group at 1250 23rd St.

New York – 325,000 square feet
•	A 15-month, 118,000-square-foot lease renewal with Merrill Lynch at Newport Tower
•	A 10-year, 71,000-square-foot lease renewal and expansion with Arch Insurance at One Liberty Plaza

Toronto – 277,000 square feet
•	A 10-year, 74,000-square-foot renewal and expansion with CI Investments at 2 Queen St. East
•	A 7-year, 43,000-square-foot renewal and expansion with Baker & McKenzie at Bay Wellington Tower

Los Angeles – 149,000 square feet
•	A 12-year, 121,000-square-foot lease renewal with Ernst & Young at Ernst & Young Plaza

Minneapolis – 77,000 square feet
•	A 7-year, 68,000-square-foot lease renewal with Fish and Richardson at RBC Plaza

Generated $103 million in cash proceeds from two Washington, DC assets.  Edge Fund assumed a 90% interest in 1625 Eye St. for $203.4 million, or $587 per leasable square foot, with Brookfield maintaining a 10% interest and property management and leasing responsibilities. Brookfield sold One Bethesda Center in Bethesda, Maryland for $71 million.

Refinanced First Canadian Place in Toronto with C$310 million, five-year first mortgage bonds. The financing was completed at a fixed rate of 5.367%. Proceeds from the financing were used to repay the existing first mortgage bonds and will pay for costs associated with the building’s repositioning program. In total, over $1 billion of financings were completed in 2009.

Generated C$275 million of proceeds through issuance of preferred shares, Class AAA Series N at C$25 per share, subsequent to the fourth quarter. Due to strong investor demand, the issuance was upsized from an initial C$150 million to C$275 million.

Achieved LEED Gold certification at Republic Plaza, Denver, 53 State Street and 75 State Street, Boston through environmental initiatives and upgrades including: exterior building site maintenance; water and energy conservation; use of environmentally preferred products for cleaning and alterations; waste stream management; and enhanced indoor environmental quality. LEED (Leadership in Energy and Environmental Design) is a third-party certification program and the nationally accepted benchmark for the design, construction and operation of high-performance green buildings.

GUIDANCE

Brookfield Properties announced that full-year 2010 diluted funds from operations prior to lease termination income, special fees and gains is in the range of $660 million to $700 million or $1.25 to $1.33 per share with a mid-point of $675 million or $1.28 per share.  The primary assumptions used for the mid-point of this guidance range are:

•	portfolio-wide average rental rates consistent with 2009;

•	commercial net operating income growth on a same property basis of approximately 1%;

•	similar margins on residential land sales and increased margins on home sales as compared to 2009;

•	2010 sales of approximately 2,000 lots and 950 homes; and

•	an exchange rate that assumes $0.95 United States to $1.00 Canadian and a LIBOR rate of 1.50%.

DIVIDEND DECLARATION
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on March 31, 2010 to shareholders of record at the close of business on March 1, 2010.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L and N preferred shares were also declared payable on March 31, 2010 to shareholders of record at the close of business on March 15, 2010.

OUTLOOK
“Aided by a strategy anchored in a strong respect for the cyclical nature of financial and real estate markets, 2009 was another solid year for Brookfield Properties both financially and operationally,” stated Ric Clark, CEO of Brookfield Properties Corporation. “We are beginning to see positive signs within the office industry, and given our high-quality tenant base, our 95% occupancy rate and our low near-term lease rollover exposure, we are well positioned to benefit as the economic recovery takes hold.”

*  *  *

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Guidance” and “Outlook” sections, contain forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2009 fourth quarter and full-year results on Friday, February 5, 2010 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, Chief Executive Officer; Steve Douglas, President; and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 866.814.1921, pass code 1424023 five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com. A replay of this call can be accessed through March 7, 2010 by dialing 888.266.2081, pass code 1424023. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on February 5, 2010 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 110 properties totaling 75 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEET

(US Millions)	December 31, 2009	December 31, 2008

Assets
Commercial properties	$14,953	$14,901
Commercial development	1,313	1,225
Residential development	1,259	1,196
Receivables and other	1,952	918
Intangible assets	517	637
Restricted cash and deposits	101	116
Cash and cash equivalents	176	157
Assets related to discontinued operations (i)	299	290
	$20,570	$19,440

Liabilities and shareholders’ equity
Commercial property debt	$11,319	$11,505
Accounts payable and other liabilities	1,100	1,241
Intangible liabilities	581	707
Future income tax liability	208	174
Liabilities related to discontinued operations (ii)	174	217
Capital securities – corporate	1,009	882
Capital securities – fund subsidiaries	415	711
Non-controlling interests – fund subsidiaries	511	212
Non-controlling interests – other subsidiaries	64	68
Preferred equity – subsidiaries	363	313
Preferred equity – corporate	304	45
Common equity	4,522	3,365
	$20,570	$19,440
(i)
Includes $277 million of commercial properties and $22 million of other assets associated with discontinued operations at December 31, 2009  (December 31, 2008 – $271 million and $19 million, respectively).

(ii)	Includes commercial property debt of $156 and $18 million of other liabilities associated with discontinued operations at December 31, 2009 (December 31, 2008 – $199 and $18 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions, except per share amounts)	2009	2008	2009	2008

Total revenue	$816	$715	$2,676	$2,773

Net operating income
Commercial property operations	$338	$317	$1,322	$1,308
Residential development operations	74	46	114	144
Interest and other	10	23	44	67
	422	386	1,480	1,519
Expenses
Interest
Commercial property debt	127	160	531	625
Capital securities – corporate	14	12	53	57
Capital securities – fund subsidiaries	(9)	(53)	(26)	(70)
General and administrative	32	30	111	118
Non-controlling interests
Fund subsidiaries	7	(7)	31	(22)
Other subsidiaries	2	4	11	20
Depreciation and amortization	126	146	495	539
Future income taxes	(6)	(479)	66	(429)
Gains and other items	—	(24)	(45)	(24)
Net income from continuing operations	$129	$597	$253	$705
Discontinued operations	52	(139)	64	(5)
Net income	$181	$458	$317	$700

Net income per share – diluted
Continuing operations	$0.25	$1.50	$0.57	$1.77
Discontinued operations	0.10	(0.34)	0.15	—
	$0.35	$1.16	$0.72	$1.77

Funds from operations per share – diluted
Prior to discontinued operations	$0.42	$0.48	$1.43	$1.53
Discontinued operations	0.01	0.01	0.05	0.06
	$0.43	$0.49	$1.48	$1.59

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2009	2008	2009	2008
Net income	$181	$458	$317	$700
Add (deduct) non-cash and extraordinary items
Depreciation and amortization	126	146	495	539
Future income taxes	(6)	(479)	66	(429)
Discontinued operations	(45)	144	(40)	29
Non-controlling interests in above items	(37)	(54)	(154)	(189)
Gains and other items	—	(24)	(45)	(24)
Amortization of debt discount(i)	3	—	9	—
Funds from operations	$222	$191	$648	$626
(i)
Represents the amortization of debt discount which formed a component of the $39 million dilution gain in connection with the restructuring of the U.S. Office Fund in Q2 2009. The $39 million gain was not included in FFO.

FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions, except per share amounts)	2009	2008	2009	2008
Funds from operations	$222	$191	$648	$626
Preferred share dividends	(5)	(1)	(7)	(3)
Funds available to common shareholders	217	190	641	623
Weighted average shares outstanding	504.8	391.1	432.2	393.2
Funds from operations per share	$0.43	$0.49	$1.48	$1.59

DISCONTINUED OPERATIONS

	Three months ended Dec. 31			Full year ended Dec. 31
(US Millions)	2009	2008		2009	2008
Property disposition gains	$50	$	―	$50	$164
Non-cash impairment loss	―		(147)	―	(147)
Revenue from discontinued operations	23		22	88	108
Operating expenses	(10)		(11)	(40)	(53)
	63		(136)	98	72
Interest expense	(6)		(6)	(24)	(31)
Funds from discontinued operations and gains	57		(142)	74	41
Depreciation and amortization	(2)		(4)	(7)	(16)
Non-controlling interests	―		—	―	—
Future income taxes	(3)		7	(3)	(30)
Discontinued operations	$52		$(139)	$64	$(5)

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2009	2008	2009	2008
Revenue from continuing operations (i)	$565	$550	$2,204	$2,216
Operating expenses	(227)	(233)	(882)	(908)
Net operating income	$338	$317	$1,322	$1,308
(i)	Including fee income

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2009	2008	2009	2008
Revenue	$244	$153	$451	$505
Operating expenses	(170)	(107)	(337)	(361)
Net operating income	$74	$46	$114	$144

INTEREST EXPENSE – CAPITAL SECURITIES – FUND SUBSIDIARIES
	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2009	2008	2009	2008
Interest	$10	$(24)	$47	$23
Non-cash component	(19)	(29)	(73)	(93)
Total interest expense – capital securities – fund subsidiaries	$(9)	$(53)	$(26)	$(70)

NON-CONTROLLING INTERESTS – FUND SUBSIDIARIES

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2009	2008	2009	2008
Non-controlling interest	$24	$18	$111	$74
Non-cash component	(17)	(25)	(80)	(96)
Total non-controlling interests – fund subsidiaries	$7	$(7)	$31	$(22)